EXHIBIT 99.1

Internet Gold Announced Updated Schedule for the Searchlight Transaction Documents

Ramat Gan, Israel – June 23, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD).

On June 20, 2019, the Company announced that the Company's board of directors approved the transaction with Searchlight Capital Partners and its Israeli partner (the “Purchasers”), considering, inter alia, the results of the Company’s debenture holders’ meetings. The Company further updated that considering the results of the Series C debentures of B Communications Ltd. (“BComm”), BComm approached the applicable court in order to receive instructions relating to the execution of the Share Purchase Agreement for the transaction.

On June 22, 2019, BComm announced that it was agreed among BComm, the trustee of the debentures and Searchlight to convene an additional meeting of Series C debenture holders (“Meeting”) for the coming Monday, June 24, 2019, in accordance with the following terms:

1. The new majority requirement will be 51% of the votes of BComm’s Series C debenture holders.

2. The Meeting (voting) shall be held no later than on Monday, June 24th at 9am (Israel Time).

3. Results of the Meeting shall be posted no later than on Monday, June 24th at 3pm (Israel Time).

4. All definitive transaction documents shall be executed within a few hours of the published results of the Meeting.

5. If any of these conditions are not fulfilled, Searchlight’s offer shall immediately expire

A copy of the updated final form of the share purchase agreement is being submitted to the U.S. Securities and Exchange Commission on Form 6K, which includes, among others, the names of the Purchasers and the Sponsors (as such terms are defined in the agreement) and certain details thereof, an update to the condition to closing relating to Cash; Indebtedness (including in the definition of Available Cash) and insertion of all related figures.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Transaction will be approved, executed or consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000